Fonix Speech
SOFTWARE LICENSE AGREEMENT

Agreement 04-1120-game Amendment #1

THIS AMENDMENT #1 (the "Amendment"), dated effective as of the date executed by both parties below (the "Effective Date"), is by and between

Fonix Corporation ("Fonix") and Fonix Speech, Inc., ("Fonix Speech") both Delaware corporations with their principal place of business at 9350 South 150 East, Suite 700, Sandy, Utah 84070

and

OC3 Entertainment, Inc., a North Carolina corporation with its principal place of business at First Flight Venture Center, 2 Davis Drive, RTP, NC 22709 ("Licensee")

WHEREAS, Fonix and Licensee entered into the "Software License Agreement" (the "Agreement) dated effective August 31, 2005;

WHEREAS, Fonix desires to assign the Agreement to Fonix Speech, and Licensee desires to accept such assignment;

WHEREAS, Licensee desires to amend certain terms of the Agreement, and Fonix and Fonix Speech desire to accept such changes;

WHEREAS, except as specifically agreed in this Amendment, any other terms and provisions of the Agreement shall remain unchanged and in full force and effect;

NOW THEREFORE, in consideration of the terms and mutual agreements herein contained, the parties agree as follows:

A. Fonix Corporation hereby assigns all of its rights and obligations under the Agreement to Fonix Speech, and Fonix Speech hereby accepts such assignment and agrees to assume and perform all of the obligations under the Agreement. Licensee hereby consents to the said assignment, and Fonix Speech and Licensee agree to be bound by the terms and provisions of the Agreement.

B. Items 1 & 2 as described on page 1 shall be deleted and replaced in its entirety by the following:

    1. Fonix Software. The following Software is licensed to Licensee for development and/or distribution under this Agreement:
        *   VoiceIn™ Game SDK and all associated components, utilities, as set forth in the Pricing Schedule.
        *   Fonix Chat SDK and all associated components, utilities, as set forth in the Pricing Schedule

    2. Licensee's Product(s). Licensee is authorized to integrate and distribute the Software with the following product(s).
        *   Any OC3 product incorporating facial animation software

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Fonix Speech Software License Amendment

C. Section 1.2 shall be deleted and replaced in its entirety by the following:

1.2 "Product" means Licensee's product(s) into which the Software will be integrated and distributed, as listed on Page 1 of this Agreement.

D. Section 7.1 shall be deleted and replaced in its entirety by the following:

7.1 Term. This Agreement and Fonix's grant of the licenses herein with respect to the Software shall continue for a period of three (3) years from the Effective Date. The Agreement will automatically renew for additional one (1) year terms. Unless a party gives notice of non-renewal at least 180 days before the end of any succeeding term, this Agreement shall continue until terminated in accordance with this Section 7. The provisions of this Agreement relating to support and maintenance shall continue throughout the term of this Agreement. Notwithstanding any provision to the contrary, during the term of this Agreement Licensee shall have the right to continue to manufacture, market, advertise and sell all Products including the Software, except in the event of non-payment of the applicable License Fees.

E. Exhibit A shall be deleted and replaced in its entirety by the attached Exhibit A.

The following hereby agree to the terms of the attached Agreement by signing below:

Fonix Corporation

By: Roger Dudley

Name: [illegible]

Title: Exec VP & CFO

Date: 29 June 2007

(Licensee)

By: [signature]

Name: DOUG PERKOWSKI

Title: CEO

Date: 6/22/07

Fonix Speech, Inc.

By: [signature]

Name: Thomas A. Murdock

Title: PRESIDENT

Date: June 29 2007

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Fonix Speech Software License Amendment
Exhibit A

Agreement 04-1120-game Amendment #1	Pricing Schedule	Date: June 21, 2007

VoiceIn™ Game SDK   15% of revenue for pre recorded solution

Fonix Chat SDK   25% of revenue for real time/run time solution

Additional Support (other than as specified in the Agreement) $200 per hour

Customization $200 per hour

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